UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces closing of its $670 million private placement of shares

May 14, 2015 – Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, closed today its previously announced $670 million private placement of shares.

Abengoa Yield has issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7 closing price. Abengoa has subscribed for 51% of the newly-issued shares and will maintain its current stake in Abengoa Yield. The proceeds will be used to finance the previously announced acquisitions, subject to certain customary approvals, from Abengoa of 450 MW in renewable energy assets for $669 million, consisting of Helios (100 MW complex), Solnovas (150 MW complex), the remaining 70% stake in Helioenergy (100 MW complex of which Abengoa Yield already owns a 30% stake), all in Spain, as well as a 51% stake in Kaxu, a 100 MW plant in South Africa. The acquisitions of Helios and Solnovas have already been closed.

The ordinary shares sold in the private placement were offered and sold pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the Securities Act). Such ordinary shares have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, the ordinary shares in any jurisdiction in which such offer or solicitation would be unlawful.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and certain markets in EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@abengoayield.com

Communication Department Patricia Malo de Molina Tel: +34 954 93 71 11 E-mail: communication@abengoa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: May 14, 2015